UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Independence Contract Drilling, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Arthur Einav ROYAL BANK PLAZA, SOUTH TOWER 200 BAY STREET, SUITE 2750, P.O. BOX 90 TORONTO, ON M5J 2J2, CANADA (416) 943-6448
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 453415309	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,525,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,525,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 453415309	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,525,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,525,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 453415309	SCHEDULE 13D	Page 4 of 7

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Independence Contract Drilling, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 11601 North Galayda Street, Houston, Texas 77086.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Sprott Resource Corp., a corporation existing under the laws of Canada (“SRC”), and Sprott Resource Partnership, a general partnership existing under the laws of Ontario, Canada (“Sprott Partnership” and, together with SRC, the “Reporting Persons”).  The Shares reported in this Schedule 13D are owned directly by Sprott Partnership, which is controlled by SRC. SRC is an indirect beneficial owner of the reported securities.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The principal business address of each of the Reporting Persons is, and each of their head offices are located at, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2.

SRC principally invests and operates, through Sprott Partnership, in the natural resource sector.  SRC holds all voting partnership units of Sprott Partnership.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated by reference herein.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds used for the purchase of 600,000 Shares in the Issuer’s initial public offering (the “IPO Shares”) were derived from general working capital. A total of approximately $6.6 million was paid to acquire the IPO Shares.  The funds used to acquire the Shares held prior to the Issuer’s initial public offering were derived from general working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). A total of approximately $50.0 million was paid to acquire such Shares.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares based on their belief that the Shares represented an attractive investment opportunity.  SRC was entitled to appoint a nominee to the Issuer’s board of directors until it became subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Arthur Einav, an executive officer of SRC, currently serves as such director nominee. Mr. Einav expressly disclaims beneficial ownership over the Shares, except to the extent of his pecuniary interest therein.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose

CUSIP No. 453415309	SCHEDULE 13D	Page 5 of 7

of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer.

(a)  References to percentage ownerships of Shares in this Schedule 13D are based upon the 22,855,155 Shares issued and outstanding upon the closing of the Issuer’s initial public offering on August 13, 2014.  The Shares reported in this Schedule 13D are owned directly by Sprott Partnership, which is controlled by SRC. SRC is an indirect beneficial owner of the reported securities.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,525,000 Shares, constituting approximately 19.8% of the outstanding Shares.

(b)  Sprott Partnership has the sole voting power and sole dispositive power with regard to 4,525,000 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.  SRC, by virtue of holding all voting partnership units of Sprott Partnership (as disclosed in Item 2), has the sole voting power and sole dispositive power with regard to the 4,525,000 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.

(c)  On August 13, 2014, Sprott Partnership purchased 600,000 Shares in the Issuer’s initial public offering at a price of $11.00 per share.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 2, 2012, the Issuer entered into a registration rights agreement with Global Energy Services Operating, LLC (“GES”) and Independence Contract Drilling LLC (“RigAssetCo”), which provides registration rights to GES and RigAssetCo as well as to purchasers of the Issuer’s common stock in the private placement that occurred as a condition precedent to the Issuer’s acquisition of assets from GES and RigAssetCo. Under this agreement, the Issuer may also be required to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), upon written request with respect to shares of the Issuer’s common stock owned by GES and RigAssetCo to register such shares, subject to certain limitations. GES and RigAssetCo (and their permitted assigns) may request one and two demand registrations, respectively, and Sprott Partnership may request one demand registration, until their respective shares of common stock are freely tradable without restriction under Rule 144 and these stockholders own less than 5% of the Issuer’s common stock. In addition, if the Issuer proposes to register securities under the Securities Act, then GES, RigAssetCo and Sprott Partnership (and their permitted assigns) will have piggy-back rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that the Issuer register their registrable securities. There is no limit to the number of these piggy-back registrations in which these holders may request their shares be included.

The Issuer generally will bear the registration expenses incurred in connection with registrations, other than underwriting discounts, commissions and certain expenses that will be paid by the selling stockholder. The Issuer has agreed to indemnify these

CUSIP No. 453415309	SCHEDULE 13D	Page 6 of 7

stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the registration rights agreement. These registration rights will terminate at the earlier of (a) seven years from the closing date of the Issuer’s initial public offering or (b) with respect to any holder other than GES, RigAssetCo and Sprott Partnership, the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act.

This registration rights agreement provides that, in connection with the Issuer’s initial public offering, each current stockholder subject to the registration rights agreement, to the extent requested by the Issuer or the underwriters, will not directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any registerable securities or other shares of the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for shares of the Issuer’s common stock then owned by such holder for a period of 180 days following the effective date of this registration statement in the case of the Issuer and each of its officers, directors, managers or employees.

On March 1, 2012, the Issuer entered into a letter agreement with Sprott Partnership and agreed to provide Sprott Partnership with certain financial information reasonably required by Sprott Partnership to fulfill its financial reporting obligations. The Issuer also agreed with GES and RigAssetCo, for so long as Sprott beneficially owns at least 10% of the Issuer’s issued and outstanding common stock or until it becomes subject to the reporting requirements under the 1934 Act, to appoint a Sprott nominee to the Issuer’s board of directors.  Arthur Einav, an executive officer of SRC, currently serves as such director nominee. Mr. Einav expressly disclaims beneficial ownership over the Shares, except to the extent of his pecuniary interest therein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Registration Rights Agreement by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, 4D Global Energy Investments plc and Global Energy Services Operating, LLC, dated March 2, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 19, 2014 (File No. 333-196914)).

Exhibit B:
Acknowledgement and Registration Rights Agreement, entered into as of July 17, 2014, by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, and Global Energy Services Operating, LLC (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 2014 (File No. 333-196914)).

Exhibit C:
Letter agreement by and among Independence Contract Drilling, Inc., Independence Contract Drilling LLC, Global Energy Services Operating, LLC, 4D Global Energy Investments plc and Sprott Resource Partnership, dated March 1, 2012 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 as confidentially submitted to the Securities and Exchange Commission on May 13, 2014 and publicly filed on June 10, 2014 (File No. 333-196914)).

CUSIP No. 453415309	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2014

Sprott Resource Partnership

By: Sprott Resource Corp.
By:	/s/ Arthur Einav
Name: Arthur Einav Title: General Counsel, Corporate Secretary and Managing Director

Sprott Resource Corp.
By:	/s/ Arthur Einav
Name: Arthur Einav Title: General Counsel, Corporate Secretary and Managing Director

Schedule A

Name	Business Address	Citizenship	Principal Occupation
Stephen Yuzpe	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
President, Chief Executive Officer and Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Michael Staresinic	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
Chief Financial Officer, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Arthur Einav	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
General Counsel, Corporate Secretary and Managing Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Andrew Stronach	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian	Managing Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Name	Business Address	Citizenship	Principal Occupation
Peter Grosskopf	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada	Canadian	Chief Executive Officer and Director, Sprott Inc. (an asset management company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada
Terrence A. Lyons	2039 West 35th Avenue Vancouver, BC V6M 1J1, Canada	Canadian	Corporate Director
Lenard Boggio	3395 Redfern Place, North Vancouver, BC V7N 3W2, Canada	Canadian; Italian	Corporate Director
Joan Dunne	103 Timberstone Court, Calgary, AB T3Z 3M6, Canada	Canadian	Corporate Director
John Embry	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada	Canadian	Chief Investment Strategist, Sprott Asset Management LP (an investment management company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada
Ron F. Hochstein	885 West Georgia Street, Suite 2000, Vancouver, BC V6C 3E8, Canada	Canadian	President and CEO, Denison Mines Corp. (a uranium exploration and development company), 885 West Georgia Street, Suite 2000, Vancouver, BC V6C 3E8, Canada